Exhibit 12

Exhibit (12) * to Report

on Form 10-K for Fiscal

Year Ended June 30, 2005

by Parker-Hannifin Corporation

Computation of Ratio of Earnings to Fixed Charges

as of June 30, 2005

	Fiscal Year Ended June 30,
	2005	2004	2003	2002	2001
EARNINGS
Income from continuing operations before income taxes	$756,473	$480,126	$287,997	$218,036	$528,183

Add:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	62,643	67,258	75,226	75,994	89,141
Amortization of deferred loan costs	1,457	2,293	1,786	1,357	810
Portion of rents representative of interest factor	22,117	21,751	21,110	20,509	18,663
Equity share of losses of companies for which debt obligations are not guaranteed			2,895	6,078	1,571
Amortization of previously capitalized interest	280	291	291	297	274

Income as adjusted	$842,970	$571,719	$389,305	$322,271	$638,642

FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$62,643	$67,258	$75,226	$75,994	$89,141
Amortization of deferred loan costs	1,457	2,293	1,786	1,357	810
Portion of rents representative of interest factor	22,117	21,751	21,110	20,509	18,663

Fixed charges	$86,217	$91,302	$98,122	$97,860	$108,614

RATIO OF EARNINGS TO FIXED CHARGES	9.78x	6.26x	3.97x	3.29x	5.88x

Note: Certain amounts presented, as applicable, have been restated to reflect a business divested in December 2004 as discontinued operations.